April 2, 2019

Anoop Bhatia
Chairman and Chief Executive Officer
Nowigence Inc.
418 Broadway
Albany, NY 12207

       Re: Nowigence Inc.
           Offering Statement on Form 1-A
           Filed March 6, 2019
           File No. 024-10957

Dear Mr. Bhatia:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 6, 2019

General

1. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a
      Regulation A offering. In this regard, it appears that Nowigence India Private Limited, your wholly-owned Indian subsidiary, accounted for substantially all of your fiscal 2018 revenues. See Rule 251(b)(1) of Regulation A and, for additional guidance, consider
      Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.
2. You disclose that you will have both Class A and Class B common stock, with each share of Class A common stock entitling its holder to 1 vote and each share of Class B common stock entitling its holder to 10 votes. Your disclosure also appears to indicate that Mr.
      Bhatia, your CEO, beneficially owns 37,827,270 shares, or 100%, of your issued and outstanding Class B common stock and that your other shareholders beneficially own the
      20,407,730 shares of Class A common stock that are issued and outstanding. Factoring in
 Anoop Bhatia
FirstName LastNameAnoop Bhatia
Nowigence Inc.
Comapany NameNowigence Inc.
April 2, 2019
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         the voting rights of your Class B common stock, it would appear that Mr. Bhatia controls over 94% of your total voting power. If this is true, please revise each discussion of your dual class structure to disclose that Mr. Bhatia, your CEO, controls over 94% of your total voting power. Additionally, ensure that your beneficial ownership table clearly indicates, if true, that Mr. Bhatia beneficially owns 100% your Class B common stock both before and after this offering. Lastly, disclosure at the end of your Dilution section states that you have 3 classes of common stock. Please revise to reconcile this inconsistency.
3. You disclose that you may sell shares through one or more websites owned and operated by third parties. Please revise to identify these websites and to file any material agreements you have may have entered into with them.
4. In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a continuous basis pursuant to Securities Act Rule 251(d)(3).
         However, on your offering circular cover page you disclose that this offering may continue for up to one year from the qualification date. In light of the potential duration of this offering, please revise to clarify that you will be conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F) or advise.
5. Please revise your disclosure on page 4 to clarify that you have acquired Nowigence India
         Private Limited and have included the results of this wholly-owned subsidiary in your financial statements for fiscal 2018.
Our Clients

6. You disclose in this section that your subscription base is growing. We also note the disclosure under Revenue Plans in the Description of Business section that you increased your user base by over 6,800% in 2018. To enable investors to better understand how your base has been growing, please disclose here and in the Business section your total number of clients or user base as of December 31, 2017 and December 31, 2018.
         Also, disclose for the same periods the number of clients or user base for your target sectors, B2B Manufacturing, B2C (Hospitality), B2B (Tech Services) and B2B Wholesale
         Banking.
7. You disclose certain attributes of certain of your clients. Please revise to disclose whether these clients are representative of your overall client base and to explain the criteria used to select these clients.
Description of Business

8. We note that you acquired Nowigence India, a revenue-generating company, in November
         2018. Please briefly explain your reasons for acquiring the company, including how
         Nowigence India generates its revenue.
 Anoop Bhatia
FirstName LastNameAnoop Bhatia
Nowigence Inc.
Comapany NameNowigence Inc.
April 2, 2019
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Revenue Plans

9. Please revise this section to provide support for your claims that you expect to double or even triple your revenues every year for the next 5-7 years and that thereafter you expect to grow in double-digits with a minimum expected growth rate of 11%. Also, explain how you determined that your product life cycle is expected to be a minimum of 50 years.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results

10. You disclose here for fiscal 2018 your consolidated revenues, including the results of
         Nowigence India Private Limited, were $174,113 as compared to $19,250 of revenues by the stand-alone US company Nowigence Inc. As this disclosure is unclear, please revise to clarify the amount of revenue generated in fiscal 2018 by Nowigence India Private
         Limited, your wholly-owned subsidiary, as well as the percentage of your total revenues that this amount represents.
Plan of Operations

11. The table in this section appears to contain financial projections, including those related to future revenues. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise to disclose all material assumptions underlying the projections and provide details about the bases for the projections.
         Additionally, revise to clearly state that the table and related narrative discussion contain projections.
Security Ownership of Management and Certain Security Holders

12. Your beneficial ownership table should separately disclose the amount and nature of beneficial ownership of each class of voting securities. In this regard, you should have columns that separately disclose each individual's beneficial ownership of your Class A common stock and your Class B common stock, including the percentage of each class that the individual currently beneficially owns and will own following the completion of this offering. Additionally, provide a column that discloses the total voting power of each beneficial owner and include narrative or footnote disclosure that discusses the voting rights of your Class A and Class B common stock. Lastly, ensure that you provide the address of each beneficial owner, including those individuals and entities listed under
         "Other Shareholders."
13. You list Global Quantitatives twice on your beneficial ownership table. Please revise to ensure that you list all of the shares beneficially owned by each individual or entity under a single entry. Additionally, disclose each natural person who has or shares voting and/or dispositive power over the shares held by Global Quantitatives.
 Anoop Bhatia
FirstName LastNameAnoop Bhatia
Nowigence Inc.
Comapany NameNowigence Inc.
April 2, 2019
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Interest of Management and Others in Certain Transactions

14. You disclose that you developed your products in partnership with researchers from MIT and the State University of NY pursuant to a grant from the New York Strategic
         Partnership for Industrial Resurgence Program. Please clarify the terms of your grant and/or partnership, including whether they impose any limitations or restrictions on your products or your company. Also, disclose whether other entities retain any rights or interests in your products.
Where You Can Find More Information

15. You disclose that you will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. Please tell us whether you intend to file an Exchange Act registration statement to become a reporting company under Section 12 of the Exchange Act. If you do not intend to do so, please revise this discussion to remove your reference to the Exchange Act and to accurately summarize your reporting obligations under Rule 257(b) of Regulation A. Independent Auditor's Report

16. We note that IndigoSpire, CPAs & Advisors are located in Aurora, Colorado. Please explain the relationship between that location and the location of what appear to be your principal India operations and assets, and where the audit work was principally conducted.
Note 1. Nature of Operations

17. Disclosure on page 4 indicates that you passed a board resolution on November 27, 2018 for the acquisition of Nowigence India Private Limited Company. We further note that the financial results of the subsidiary have been consolidated for fiscal year 2018. Clarify whether your consolidated financial results only include the revenues and expenses of the subsidiary since the date of the acquisition. Revise your disclosures to comply with the requirements in ASC 805-10-50.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition

18. We note that your revenue is generally comprised of software-as-a-service subscription revenue. Please clarify your disclosures that indicate software-as-a-service subscription revenue is booked during the period of the subscription. Describe the payment terms and conditions associated with your software-as-a-service subscription arrangements. For instance, tell us whether your customers typically pay an upfront annual subscription fee or pay as they go on a monthly basis.
 Anoop Bhatia
FirstName LastNameAnoop Bhatia
Nowigence Inc.
Comapany NameNowigence Inc.
April 2, 2019
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19. Disclosure on page 9 states that a one-time set-up fee is charged in addition to the annual subscription fees. Please clarify how you recognize revenues associated with the set-up fees. Tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f).
Software Development Costs and Amortization

20. We note that you apply the principles of ASC 985-20, Software-Costs of Computer
         Software to be Sold, Leased, or Otherwise Marketed. Clarify how you considered the scope provisions of ASC 985-20-15-5 and 7 in following this guidance. Explain why you capitalize approximately 60 percent of the team's total employee wage expenses associated with the software development program. Describe in greater detail the nature of the data subscription services that are capitalized.
Exhibits

21. Most of your exhibits were filed in a format that is not text-searchable. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T. Signatures

22. Disclosure in your Directors, Executive Officers, and Significant Employees section lists eight individuals as members of your board of directors. Please revise your Signatures section to provide the signatures of a majority of the members of your board of directors.
         See Instruction 1 to Signatures of Form 1-A. Additionally, please ensure you identify the title(s) of each person signing the offering statement. See Instruction 3 to Signatures of
         Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Anoop Bhatia
Nowigence Inc.
April 2, 2019
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       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,

FirstName LastNameAnoop Bhatia                             Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameNowigence Inc.
                                                           and Services
April 2, 2019 Page 6
cc:       Andy Altahawi
FirstName LastName